

October 17, 2012

Via E-mail
Cindy Lee Kelly
Chief Executive Officer
Auto Tool Technologies Inc.
101 ½ Mary Street West
Whitby, ON, Canada, L1N 2R4

      Re: Auto Tool Technologies Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed October 11, 2012
              File No. 333-181259

Dear Ms. Kelly:

      We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. We note your response to comment two of our letter dated August 14, 2012. Specifically, we note that in the two emerging growth company risk factors added on page 10, you state that you are taking advantage of the extended transition period for complying with new or revised accounting standards. However, these statements conflict with your statement on page 2 where you state that you have irrevocably opted out of the extended transition period. Please revise your disclosure to accurately and consistently reflect your election with regard to the extended transition period provided by Section 107(b) of the JOBS Act.

Certain Relationships and Related Transactions, page 21

2. We note your added disclosure on page 21 in response to comment seven of our letter dated August 14, 2012. In the second paragraph of this section, you discuss a transaction with Distribution Solutions, Ltd. However, on page 18, you state that DSL Products, Ltd., your subsidiary as disclosed on page 16, was formerly Distribution Solutions, Ltd. Please revise your disclosure to clarify the difference between Distribution Solutions, Ltd. and DSL Products, Ltd. as well as the nature of your relationship with Distribution Solutions, Ltd. In this regard, we note your response to comment 13 of our letter dated June 4, 2012.

Exhibits and Financial Statement Schedules, page 33

3. Please include a new footnote for Exhibit 5.1 to incorporate by reference the updated legal opinion filed with the first amendment to your registration statement on August 3, 2012.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Dennis Brovarone, Attorney at Law (*via e-mail*)